SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

InterSense and BVR Systems Team to Develop GPS-Independent First Responder Locator System

Funding from the BIRD Foundation will support development of robust, simple-to-operate system to enhance Emergency Responder safety by accurately tracking their location in GPS-occluded areas

ROSH HA’AYIN, Israel, March 5, 2009, BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF)a leading developer of large scale, networked systems for simulation and command and control, and InterSense Inc., a market leader in precision motion technology, today announced they have executed a Partnership Agreement to develop the First Responders Independent Navigation Device (FIND). The Agreement will enable the two firms to bring together and further develop key intellectual property and technology into one solution that meets a growing need within the first responder community.

The FIND system will enhance incident safety for firefighters and other emergency responders. It is designed to provide precise locating, tracking and monitoring of each team member’s position within an emergency area without relying upon GPS coverage.

Under the Partnership, InterSense will lead the development of the core sensing component based on the company’s NavShoeTM technology, a boot-mounted inertial sensor that provides highly accurate position data. NavShoe incorporates advanced filter algorithms that continually correct for “drift,” which is commonly experienced when tracking a responder’s progress with inertial sensors. This enhancement enables accurate tracking of the individual’s position over extended periods of time and distance. BVR will lead the overall system design, develop the command and control network to enable easy use of the system by field commanders and perform final system integration.

Supplemental financial support for the development and eventual deployment of the system will be provided by the Binational Industrial Research and Development (BIRD) Foundation. This organization supports technology development in key commercial areas between Israeli and US organizations.

“There are two critical elements in developing the FIND solution” stated Ilan Gillies, CEO, BVR Systems Ltd. “First, the system must precisely track and monitor first responders’ locations. It must then collect that data via robust wireless links and synchronize such information in the command and control system. Together, InterSense and BVR will provide a superior solution for these important tasks at an affordable price.”

“First responders put their lives on the line to protect others, so when they are faced with an emergency, they need to get assistance fast,” added T.C. Browne, CEO, InterSense Inc. “In the event someone becomes trapped, for example, every second counts and the commander must have a clear picture of each team member’s precise location in order to launch effective search and rescue operations. We are proud to have the technology needed to develop a system that can monitor the location of first responders under such conditions, even in the absence of GPS. We are very pleased the BIRD Foundation has recognized the tremendous potential of a joint InterSense/BVR system and are excited to leverage the technology of these two well-positioned companies in order to save lives.”

About InterSense
Founded in 1996, InterSense Inc. is a precision motion technology company delivering real time positioning, tracking and alignment capabilities, which bring higher speed and quality to visual simulation, enhanced vision and navigation applications. InterSense’s patented motion tracking products enable realistic interaction with computer graphics for demanding applications such as simulation and training; cockpit and vehicle guidance; oil and gas exploration; manufacturing; virtual prototyping and design; medical imaging; entertainment; and video/film production. Privately-held InterSense is headquartered in Bedford, Massachusetts. For more information, visit www.intersense.com.

About BVR Systems
Founded in 1998, BVR Systems Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company’s web site at http://www.bvrsystems.com.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:

Ilan Gillies – CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: March 5, 2009